UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            SCOTT'S LIQUID GOLD, INC.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   810-202101
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                 MARCH 18, 2011
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  810-202101

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         541,936
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    541,936
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             541,936
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     5.0%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of Scott's Liquid Gold, Inc. ("the company"), 4880 Havana Street, Denver, CO 80239.

ITEM 2.   Identity and Background

     The reporting person, Timothy J. Stabosz, 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements, enjoinments, decrees, et al., related to violations of state or federal securities laws, in his lifetime.

ITEM 3.   Source and Amount of Funds or Other Consideration

     Personal funds in the aggregate amount of $142,037.88 have been used to effect the purchases. No part of the purchase price represents borrowed funds.

ITEM 4.   Purpose of Transaction

     The reporting person has acquired the shares for investment purposes.

     The reporting person has identified a number of serious concerns at the company. Very recently, he has been in contact with the company's management to discuss these concerns, and to seek major change and reform at the company. These concerns include, but are not limited to: the company's intractable long-run operating losses, long-run destruction of shareholder value, questionable corporate strategy, excessive executive pay, low executive accountability, board insularity, lack of board independence, and other deficiencies in the company's corporate governance.

     More specifically, to date, the reporting person has expressed the following concerns, and/or has made, and does make, the following requests of management:

1) Under the current CEO, Mr. Goldstein, the company has LOST MONEY IN 12 OF THE LAST 13 YEARS. The company's sales have shrunk from $50 million in 1997, to an estimated $14 million in 2010. Furthermore, over the same time period, sales of the flagship Scott's Liquid Gold product line have shrunk nearly 60%, and total shareholders' equity has shrivelled by approximately 63%.

2) Meanwhile, over the same 13 year time period mentioned above, the CEO has taken out of the company aggregate compensation of $5.3 million (excluding long-term compensation), which accounts for nearly 40% of the $13.9 million decline in shareholders' equity over that same 13 year time period.

    Clearly, the CEO's pay package is too large, relative to his desultory lack of success in turning the business around. The CEO needs to show accountability IMMEDIATELY, and his pay package needs to be restructured, IMMEDIATELY, to something on the order of $125,000 a year in salary, with an incentive element equal to 20% of any income from operations above $250,000, annually, that the company is able to achieve. If the CEO is not willing to significantly reconstitute his pay package, the board should search for a new CEO, for a lower cost...someone who almost certainly would have a much better chance of turning the company around.

3) The board is highly insular, and significantly lacking in independence. The reporting person believes that the company's boardroom has operated as a sort of reverberation chamber, over the last 10+ years. There are 4 out of 7 members (Messrs. Goldstein, Hinkle, Johnson, and Passantino), each of whom work, or recently worked, for the company, for approximately 30 years apiece! Despite Mr. Johnson's recent retirement, there is a "lock" on the board of individuals who would obviously have every reason to be highly loyal to Mr. Goldstein, irrespective of the needs and desires of the outside shareholder base to STOP the destruction of shareholder value. Worse, except for Mr. Goldstein, outright ownership of common stock by board members is minimal, leaving the board woefully "un-vested" in the interest of the outside shareholder base. This, in the reporting person's opinion, explains the board's astonishing tolerance of long-run annihilation of shareholder value, and makes any reasonable observer question whether the board has a bonafide concern about its fiduciary responsibility.

4) The Compensation Committee needs to be reconstituted to comprise members that are FULLY arms length from the company, without any preexisting or prior personal or business relationship with the CEO or his family, and the Committee needs to meet without the CEO present, when discussing his compensation arrangements. Being a former executive with the company, Mr. Field, the Chairman, should step down from the Committee, and be replaced with a more "rigorously independent" member.

5) Owing to Scott's Liquid Gold's being a "family run" company, and the longstanding loyalty of a majority of board members to the family, it is appropriate for the company, at this time, to separate the role of the Chairman and CEO, in order to make the CEO more independently accountable to the board. It is imperative that ANY CEO realize that if he fails to perform, there is always the possibility of his being replaced...irrespective of the company's being founded by his ancestors. That's just the way it is.

6) The company should eliminate its poison pill (rather than, disturbingly, extending it, as it recently has). With the long run destruction of shareholder value under current management, and the need to rebuild the trust of the outside shareholder base from the ground up, the interest of the outside shareholders in considering ANY AND ALL potential bids for the company should be PARAMOUNT, at this point. The reporting person believes that a self-respecting board would understand, and appreciate that necessity. With the extension of the poison pill, is it not perfectly logical for the reporting person, and outside shareholders generally, to fear that the board's primary consideration may be a continuation of the CEO's (nearly) $400,000 a year sinecure, rather than the broader interest of maximizing value for the entire shareholder base?

7) The board needs to adopt a new bylaw to require that it meet in executive session at EVERY board meeting. Furthermore, in order to avoid insularity, the board also needs to adopt a policy or bylaw that requires that a MAJORITY of board members are required to be "never employed" by the company.

8) While the CEO and board have, generally, been communicative and responsive to the reporting person, the reporting person requests that the board consider appointing a lead independent director as a formal "ombudsman" for outside shareholders, and their concerns.

     With regard to item #3 above, the reporting person has provided his own name, and another individual's, as candidates for the board of directors. The reporting person has asked that he, and/or the other individual, be appointed to the board. In addition, the reporting person intends to suggest one or more additional individuals as candidates for the board.

     The reporting person intends to review his investment in the company on a continual basis and engage in discussions with management and the Board of Directors concerning the business, operations, and future plans of the company. Depending on various factors, including, without limitation, the company's financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, and general economic and industry conditions, the reporting person may, in the future, take such actions with respect to his investment in the company as he deems appropriate including, without limitation, communicating with other stockholders, seeking Board representation, making proposals to the company concerning the capitalization and operations of the issuer, purchasing additional shares of common stock or selling some or all of his shares, or changing his intention with respect to any and all matters referred to in Item 4.

     Other than as indicated above, the reporting person has no plans or proposals which relate to, or could result in, any matters referred to in subsections (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on March 25, 2011, the reporting person has sole voting and dispositive power over 541,936 shares of Scott's Liquid Gold, Inc.'s common stock. According to the company's most recently filed Form 10-Q, as of November 10, 2010, there were 10,795,000 common shares outstanding. The reporting person is therefore deemed to own 5.0% of the company's common stock. Transactions effected by the respondent in the 60 days prior to the March 18, 2011 "trigger" date, were performed in ordinary brokerage transactions, and are indicated as follows:

02/17/11  bought 4510 shares @ $.301
02/17/11  bought 200 shares @ $.232
03/03/11  bought 111 shares @ $.232
03/11/11  bought 5000 shares @ $.232
03/14/11  bought 88,000 shares @ $.25
03/15/11  bought 23,000 shares @ $.25
03/16/11  bought 5684 shares @ $.35
03/18/11  bought 2500 shares @ $.355

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

ITEM 7.  Material to be Filed as Exhibits

Not Applicable


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  03/25/11
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor